FILED BY BLACKROCK CAPITAL INVESTMENT CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14A-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: BLACKROCK CAPITAL INVESTMENT CORPORATION
FILE NO. OF RELATED REGISTRATION STATEMENT: 814-00712

The following press release was filed by BlackRock Capital Investment Corporation on November 8, 2023.

Investor Contact:	Press Contact:
Nik Singhal	Christopher Beattie
212.810.5427	646.231.8518

BlackRock Capital Investment Corporation Reports Financial Results for the Quarter Ended September 30, 2023, Declares Quarterly Cash Dividend of $0.10 per Share

•
GAAP Net Investment Income (“NII”) was $9.5 million, or $0.13 per share, in the third quarter, a 7% increase from the second quarter, and a 24% year-over-year increase from the third quarter of 2022. Third quarter NII provided dividend coverage of 131% on a GAAP basis, an increase from prior quarter dividend coverage of 123% and up from 105% coverage in the third quarter of 2022.

•
Net Asset Value (“NAV”) increased to $317.6 million as of September 30, 2023, up 1% from $314.0 million as of June 30, 2023, driven by $2.3 million of NII in excess of the declared dividend and $1.3 million of net realized and unrealized gains on the portfolio during the quarter. NAV per share increased to $4.38 per share from $4.33 per share as of June 30, 2023.

•
Gross deployments during the third quarter totaled $40.3 million, substantially all of which were in first lien loans. The weighted average yield on gross deployments during the quarter was 13.4%, up from 12.1% in the prior quarter. Gross repayments during the quarter were $43.6 million. The Company held 120 total portfolio companies at quarter-end.

•	The Company’s weighted-average portfolio yield as of September 30, 2023 was 12.8% based on total portfolio fair value, consistent with the second quarter.

•
Net leverage was 0.84x as of September 30, 2023, down slightly from 0.86x as of June 30, 2023, driven by net repayments of our credit facility during the quarter. Total available liquidity at quarter-end, including borrowing capacity and cash on hand, was $89.8 million, subject to leverage and borrowing base restrictions.

•
On September 6, 2023, the Company amended its credit facility which, among other terms, (i) extended the maturity of the loans made under the credit facility to September 2028 and (ii) reduced the applicable interest rate margin by 25 basis points per annum.

•
As previously disclosed, on September 6, 2023, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with BlackRock TCP Capital Corp. (“TCPC”), pursuant to which the Company will merge with and into a wholly owned, indirect subsidiary of TCPC (“Merger Sub”), subject to stockholder approval, customary regulatory approvals and other closing conditions. Following the merger, TCPC will continue to trade on the Nasdaq Global Select Market under the ticker symbol “TCPC” and Merger Sub will continue as a subsidiary of TCPC.

New York, November 8, 2023 – BlackRock Capital Investment Corporation (NASDAQ:BKCC) (“BCIC” or the “Company,” “we,” “us” or “our”) announced today that its Board of Directors declared a quarterly dividend of $0.10 per share, payable on January 8, 2024 to stockholders of record at the close of business on December 15, 2023.

“We are pleased to report a continued increase in our NII this quarter which provided a healthy 131% coverage of our dividend. This marked the tenth successive quarter of increasing dividend coverage. With a relatively modest leverage ratio of 0.84x, we have the flexibility to identify compelling investment opportunities, prudently grow our portfolio and continue to increase our earnings power. The portfolio now represents a well-diversified pool of income producing assets with first lien loans comprising 85% of the investments by fair market value,” said James E. Keenan, Chairman and Interim CEO of the Company. “We ended the quarter with a well-diversified portfolio of 120 companies, more than double the number of portfolio companies we held at the end of 2020.”

“With the successful transformation of the Company’s portfolio behind us, our NAV has demonstrated increased stability this year with the NAV per share at the end of the third quarter roughly flat with the NAV per share at the end of 2022. We believe this is a direct consequence of transitioning into a first-lien oriented portfolio. Against the macroeconomic backdrop of continued inflation, higher interest rates, and softening consumer demand, we remain conservative in underwriting new investments and vigilant in monitoring our existing portfolio. We believe we are well positioned to withstand the impact of a deteriorating economic environment.” Mr. Keenan added.

“Additionally, we are excited to have recently announced the proposed merger between BlackRock Capital Investment Corporation and BlackRock TCP Capital Corp. We believe that this is an opportune time to combine our companies. With BCIC having successfully transformed its portfolio, the investment portfolios of the companies are now closely aligned. We believe this transaction positions the combined company for sustained growth and would create meaningful value for the stockholders of BCIC, including opportunities to benefit from more efficient access to capital, the potential for improved trading dynamics, combined operating efficiencies, and a base management fee reduction that has been proposed in conjunction with a successful closing of the transaction. This merger is a strategic next step in the growth and evolution of BlackRock’s business development company platform,” Mr. Keenan concluded.

	September 30, 2023	December 31, 2022	December 31, 2021	December 31, 2020
Portfolio Composition
First Lien Debt	85%	79%	74%	50%
Second Lien Debt	11%	16%	19%	27%
Junior Capital[1]	4%	5%	7%	23%

Portfolio Company Count	120	116	86	55
Non-Core Assets
Portfolio Company Count[2]	1	3	5	6
Fair Market Value (“FMV”, in Millions)[3]	—	9	26	42
% of investments, at FMV[3]	—	2%	5%	9%
_______________________________________________
1.	Includes unsecured/subordinated debt and equity investments.
2.	Excludes portfolio companies with zero FMV.
3.	As of September 30, 2023, the fair market value of non-core assets is less than $0.1 million, therefore the FMV and the % of investments at FMV of non-core assets have been rounded to zero.

Financial Highlights

	Q3 2023		Q2 2023		Q3 2022
($’s in millions, except per share data)[2]	Total Amount	Per Share	Total Amount	Per Share	Total Amount	Per Share

Net Investment Income/(loss)	$9.5	$0.13	$8.9	$0.12	$7.7	$0.10
Net realized and unrealized gains/(losses)	$1.3	$0.02	$(7.4)	$(0.10)	$(2.1)	$(0.03)
Basic earnings/(losses)	$10.8	$0.15	$1.5	$0.02	$5.6	$0.08
Dividends declared	$7.3	$0.10	$7.3	$0.10	$7.3	$0.10
Net Investment Income/(loss), as adjusted[1]	$9.8	$0.13	$8.9	$0.12	$7.7	$0.10
Basic earnings/(losses), as adjusted[1]	$11.1	$0.15	$1.5	$0.02	$5.6	$0.08
_______________________________________________
1.	Non-GAAP basis financial measure, excluding the hypothetical liquidation basis capital gain incentive fee accrual (reversal), if any, under GAAP. See Supplemental Information.
2.	Totals may not foot due to rounding.

($’s in millions, except per share data)	September 30, 2023	June 30, 2023	December 31, 2022	September 30, 2022

Total assets	$618.0	$619.0	$589.1	$612.0
Investment portfolio, at FMV	$595.3	$595.8	$570.5	$574.6
Debt outstanding	$275.3	$283.2	$253.0	$260.9
Total net assets	$317.6	$314.0	$318.5	$332.0
Net asset value per share	$4.38	$4.33	$4.39	$4.56
Net leverage ratio[1]	0.84x	0.86x	0.77x	0.71x
_______________________________________________
1.	Calculated as the ratio between (a) debt, excluding unamortized debt issuance costs, less available cash and receivable for investments sold, plus payables for investments purchased, and (b) NAV.

Business Updates

•
Merger Agreement: As previously disclosed, on September 6, 2023, the Company entered into a Merger Agreement with TCPC, a Delaware corporation, BCIC Merger Sub, LLC, a Delaware limited liability company and indirect wholly-owned subsidiary of TCPC (formerly known as Project Spurs Merger Sub, LLC, “Merger Sub”), and, solely for the limited purposes set forth therein, (x) Tennenbaum Capital Partners, LLC (“TCP”), a Delaware limited liability company and investment advisor to TCPC, and (y) BlackRock Capital Investment Advisors, LLC, the investment advisor to the Company. The Company’s Board of Directors and TCPC’s Board of Directors, including all of the independent directors of each board, on the recommendation of a special committee comprised solely of the independent directors of each respective board, have approved the Merger Agreement and the terms and transactions contemplated thereby. For more information, please refer to the Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on September 6, 2023.

On October 6, 2023, TCPC filed a preliminary registration statement on Form N-14, which included a joint proxy statement of TCPC and BCIC, and TCPC’s prospectus. The registration statement on Form N-14 is subject to review by the SEC. Once the registration statement on Form N-14 is declared effective, TCPC will file its final joint proxy statement/prospectus with the SEC and TCPC and the Company will begin mailing proxies to their respective stockholders. The transaction is subject to approval by TCPC’s and BCIC’s stockholders, customary regulatory approvals and other closing conditions. Assuming these conditions are satisfied, the transaction is expected to close in the first calendar quarter of 2024. For more information, please refer to the Form 8-K as filed with the SEC on September 6, 2023 and the joint proxy statement on Form N-14, filed by TCPC with the SEC on October 6, 2023.

In connection with entry into the Merger Agreement and subject to closing of the merger, TCP has agreed to reduce its base management fee rate for the combined company from 1.50% to 1.25% on assets equal to or below 200% of the net asset value of the combined company (for the avoidance of doubt, the base management fee rate on assets that exceed 200% of the net asset value of the combined company would remain 1.00%) with no change to the basis of calculation.

•
Credit Facility Amendment: As previously disclosed, on September 6, 2023, the Company entered into its eighth amendment under its credit facility which (i) extended the maturity date of the loans made under the credit facility to September 6, 2028, (ii) extended the termination date of the commitments available under the credit facility to September 6, 2027, (iii) reduced the applicable margin to be applied to interest on the loans by 25 basis points per annum to either 1.75% or 2.00% for SOFR based borrowings depending on the ratio of the borrowing base to certain committed indebtedness, (iv) reduced the commitment fee on unused commitments from 40 basis points per annum to 37.5 basis points per annum, and (v) subject to certain closing conditions being met, permits the Company to merge with and into Merger Sub, with Merger Sub continuing as the surviving company and as a wholly-owned subsidiary of Special Value Continuation Partners LLC, a Delaware limited liability company and a wholly owned subsidiary of TCPC. For more information, please refer to the Form 8-K as filed with the SEC on September 6, 2023.

•
Non-Core Legacy Portfolio and Other Junior Capital Exposure: As of September 30, 2023, the Company’s non-core assets represented just 0.01% of the entire portfolio at fair value, down from 9% at the end of 2020. As of September 30, 2023, the Company’s other junior capital (including unsecured/subordinated debt and equity) exposure, excluding non-core assets, remained low at 4% of the portfolio, down from 6% at December 31, 2021 and 21% at December 31, 2020.

•
Share Repurchase Program: No shares were repurchased under our existing share repurchase program, during the third quarter of 2023. Cumulative repurchases since BlackRock entered into the investment management agreement with the Company in early 2015 total approximately 10.2 million shares for $61.1 million. Since the inception of the share repurchase program through September 30, 2023, the Company has purchased over 11.9 million shares at an average price of $6.16 per share, including brokerage commissions, for a total of $73.4 million. As of September 30, 2023, 8,000,000 shares remained authorized for repurchase. Upon expiration of the current share repurchase program on November 6, 2023, the Company’s Board of Directors reapproved the authorization for the Company to purchase up to a total of 8,000,000 shares, commencing on November 7, 2023 and effective until the earlier of (i) November 6, 2024 or (ii) such time that all the authorized shares have been repurchased, subject to the terms of the share repurchase program.

Third Quarter Financial Updates

•
NII was $9.5 million, or approximately $0.13 per share, for the three months ended September 30, 2023, up from $8.9 million in the prior quarter. The increase was due largely to additional income earned on $11.0 million of net deployments into portfolio company investments over the last two quarters as well as $1.0 million in fee and other one-time income from investment exits during the third quarter, partially offset by a $0.8 million increase in operating expenses during the quarter. Relative to our declared dividend of $0.10 per share, dividend coverage was 131% on a GAAP basis, up from 123% in the prior quarter and from 105% in the third quarter of 2022. As compared to the third quarter of 2022, NII for the quarter increased $1.9 million, representing a 24% year-over-year increase.

•
NAV increased to $317.6 million at September 30, 2023, up from $314.0 million at June 30, 2023, driven by $2.3 million of NII in excess of the declared dividend and $1.3 million of net realized and unrealized gains during the quarter. NAV per share increased to $4.38 per share from $4.33 per share as of June 30, 2023.

Portfolio and Investment Activity*

($’s in millions)	Three Months Ended
	September 30, 2023	June 30, 2023	September 30, 2022

Investment deployments	$40.3	$20.8	$78.0
Investment exits	$43.6	$6.5	$60.8
Number of portfolio company investments at end of period	120	121	111
Weighted average yield of debt and income producing equity securities, at FMV	12.9%	12.9%	10.6%
% of Portfolio invested in Secured debt, at FMV	96%	96%	94%
% of Portfolio invested in Unsecured/subordinated debt, at FMV	3%	3%	4%
% of Portfolio invested in Equity, at FMV	1%	1%	2%
Average investment by portfolio company, at amortized cost	$5.7	$5.7	$5.8
_______________________________________________
*	Balance sheet amounts and yield information above are as of period end.

•	We deployed $40.3 million during the quarter while exits and repayments totaled $43.6 million, resulting in a $3.3 million net decrease in our portfolio.

◾	Deployments consisted of investments/fundings into three new portfolio companies and primarily six existing portfolio companies, which are outlined as follows:

New Portfolio Companies

•	$4.5 million S + 9.00% first lien term loan to Nephron Pharmaceuticals Corp. et al, a pharmaceutical company specializing in manufacturing generic respiratory medications;

•	$2.0 million S + 6.50% first lien term loan and $0.2 million partially funded revolver to Trintech, Inc., a software provider of cloud-based reconciliation and financial close solutions; and

•
$0.3 million S + 6.00% first lien term loan, $0.3 million partially funded DDTL and $0.1 million partially funded revolver to Vortex Companies, LLC, a solutions provider of water and wastewater infrastructure rehabilitation.

Existing Portfolio Companies

•
$14.2 million SOFR (“S”) + 9.00% first lien term loans and $1.9 million unfunded delayed draw term loan (“DDTL”) to SellerX Germany GmbH, a consolidator of small to medium sized brands that sell through Amazon’s third-party platform. This investment was made following the combination of two prior portfolio companies, SellerX and Elevate, which effectively consolidated the prior financings to these portfolio companies into a single new credit facility. On a net basis, the Company’s funded exposure to SellerX and Elevate did not change during the quarter. The prior financings are treated as exits as described below;

•
$6.8 million S + 7.25% first lien term loan and $0.7 million unfunded revolver to Bluefin Holding, LLC (Allvue), a provider of enterprise software solutions to alternative investment managers. This investment was made following a refinancing of our prior investment in Bluefin which is treated as an exit as described below;

•
$4.7 million S + 6.75% first lien term loan to Calceus Acquisition, Inc. (Cole Haan), a lifestyle retailer of apparel, footwear and accessories. This investment was made following a refinancing of our prior investment in Cole Haan which is treated as an exit as described below;

•
$4.6 million S + 6.50% first lien term loan and $0.4 million unfunded revolver to e-Discovery Acquireco, LLC (Reveal), an electronic discovery software provider. This investment was made following a refinancing of our prior investment in Reveal which is treated as an exit as described below;

•	$2.3 million S + 6.00% unfunded DDTL and $0.4 million partially funded revolver to Modigent, LLC (fka Pueblo Mechanical and Controls, LLC); and

•	$0.8 million S + 8.00% first lien term loan to Bonterra LLC (fka Cybergrants Holdings, LLC).

◾
Exits and repayments were primarily concentrated in eleven portfolio companies, including three partial paydowns, with a total of $1.0 million in fee and other one-time income generated on these transactions:

•	$7.7 million full repayment at par of first lien DDTL in Elevate Brands OpCo LLC;

•	$7.6 million full repayment at par of first lien term loans in Syntellis Parent, LLC (Axiom Software);

•	$6.4 million full repayment at par of first lien DDTL in SellerX Germany GmbH & Co. Kg;

•	$5.1 million partial repayment at par of first lien term loan in PVHC Holding Corp.;

•	$4.8 million full repayment at par of second lien term loan in Bluefin Holding, LLC (BlackMountain);

•	$4.6 million full repayment at par of first lien term loan and senior secured notes in Calceus Acquisition, Inc. (Cole Haan);

•	$2.8 million full repayment at par of first lien term loans in Reveal Data Corporation et al;

•	$1.1 million full repayment at par of second lien term loan in VT TopCo, Inc. (Veritext);

•	$0.7 million partial repayment at par of first lien term loans and revolver in Backoffice Associates Holdings, LLC (Syniti);

•	$0.6 million partial repayment of first lien term loan, DDTL, and revolver in Accordion Partners LLC; and

•	$0.2 million of proceeds from the exit of warrants in FinancialForce.com, Inc.

•
As of September 30, 2023, our first lien term loan in Whele LLC (Perch) was designated as a non-accrual investment position, due to a continued decline in operating performance. At quarter-end, the Company had three non-accrual investment positions, representing approximately 3.4% and 12.0% of total debt and preferred stock investments, at fair value and cost, respectively.

•	The weighted average internal investment rating of the portfolio at FMV was 1.45 at September 30, 2023, as compared to 1.44 at June 30, 2023 and 1.33 at December 31, 2022.

•
During the quarter ended September 30, 2023, net realized and unrealized gains were $1.3 million, including $1.3 million of unrealized appreciation and $0.2 million of realized gain on investments, partially offset by $(0.2) million of unrealized depreciation on our interest rate swap during the quarter.

Liquidity and Capital Resources

•
At September 30, 2023, we had $8.8 million in cash and cash equivalents and $81.0 million of availability under our Credit Facility, subject to leverage restrictions, resulting in $89.8 million of availability for deployment into portfolio company investments, including current unfunded commitments, and for general use in the normal course of business.

•
Net leverage, adjusted for available cash, receivables for investments sold, payables for investments purchased and unamortized debt issuance costs, was 0.84x at quarter-end, and our 214% asset coverage ratio provided the Company with additional debt capacity of $81.0 million under its asset coverage requirements, subject to borrowing capacity and borrowing base restrictions. Further, as of September 30, 2023, approximately 83% of our assets were invested in qualifying assets, exceeding the 70% requirement for a business development company under Section 55(a) of the Investment Company Act of 1940.

•	For the fourth quarter of 2023, the Company declared a cash dividend of $0.10 per share, payable on January 8, 2024 to stockholders of record at the close of business on December 15, 2023.

Conference Call

BlackRock Capital Investment Corporation will host a webcast/teleconference at 10:00 a.m. (Eastern Time) on Thursday, November 9, 2023, to discuss its third quarter 2023 financial results. All interested parties are welcome to participate. You can access the teleconference by dialing, from the United States, (866) 400-0049 or from outside the United States, +1 (720) 543-0302, 10 minutes before 10:00 a.m. and referencing the BlackRock Capital Investment Corporation Conference Call (ID Number 4863202). This teleconference can also be accessed using Microsoft Edge, Google Chrome, or Firefox via this link: BlackRock Capital Investment Corporation Third Quarter 2023 Earnings Call. Once clicked-on, please enter your information to be connected. Please note that the link becomes active 15 minutes prior to the scheduled start time. A live, listen-only webcast will also be available via the investor relations section of www.blackrockbkcc.com.

The teleconference and the webcast will be available for replay by 3:00 p.m. on Thursday, November 9, 2023 and ending at 3:00 p.m. on Thursday, November 23, 2023. The replay of the teleconference can be accessed via the following link: BlackRock Capital Investment Corporation Third Quarter 2023 Earnings Call Replay. To access the webcast, please visit the investor relations section of www.blackrockbkcc.com.

Prior to the webcast/teleconference, an investor presentation that complements the earnings conference call will be posted to BlackRock Capital Investment Corporation’s website within the Presentations section of the Investors page.

About BlackRock Capital Investment Corporation

Formed in 2005, BlackRock Capital Investment Corporation is a business development company that provides debt and equity capital to middle-market companies.

The Company’s investment objective is to generate both current income and capital appreciation through debt and equity investments. We invest primarily in middle-market companies in the form of senior debt securities and loans, and our investment portfolio may include junior secured and unsecured debt securities and loans, each of which may include an equity component.

BlackRock Capital Investment Corporation
Consolidated Statements of Assets and Liabilities

	September 30, 2023 (Unaudited)	December 31, 2022
Assets
Investments at fair value:
Non-controlled, non-affiliated investments (cost of $603,241,914 and $569,528,145)	$580,291,076	$551,686,646
Non-controlled, affiliated investments (cost of $1,139,598 and $3,849,638)	—	3,574,438
Controlled investments (cost of $84,419,465 and $84,922,381)	15,051,000	15,228,000
Total investments at fair value (cost of $688,800,977 and $658,300,164)	595,342,076	570,489,084
Cash and cash equivalents	8,781,026	9,531,190
Interest, dividends and fees receivable	8,039,386	5,515,446
Deferred debt issuance costs	3,101,928	1,055,117
Due from broker	2,227,876	1,946,507
Receivable for investments sold	69,434	12,096
Prepaid expenses and other assets	481,982	510,706
Total assets	$618,043,708	$589,060,146
Liabilities
Debt (net of deferred issuance costs of $743,453 and $996,839)	$275,256,547	$253,003,161
Income incentive fees payable	9,235,880	3,403,349
Accrued capital gains incentive fees	261,077	—
Dividends payable	7,257,191	7,257,191
Management fees payable	2,278,742	2,186,540
Interest and debt related payables	1,851,583	738,719
Interest Rate Swap at fair value	1,669,628	1,332,299
Accrued administrative expenses	225,478	397,299
Payable for investments purchased	—	600,391
Accrued expenses and other liabilities	2,409,378	1,618,844
Total liabilities	300,445,504	270,537,793
Net Assets
Common stock, par value $.001 per share, 200,000,000 common shares authorized, 84,481,797 issued and 72,571,907 outstanding	84,482	84,482
Paid-in capital in excess of par	850,199,351	850,199,351
Distributable earnings (losses)	(459,311,927)	(458,387,778)
Treasury stock at cost, 11,909,890 shares held	(73,373,702)	(73,373,702)
Total net assets	317,598,204	318,522,353
Total liabilities and net assets	$618,043,708	$589,060,146
Net assets per share	$4.38	$4.39

BlackRock Capital Investment Corporation
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
Investment income
Interest income (excluding PIK):
Non-controlled, non-affiliated investments	$19,406,840	$14,733,808	$55,361,062	$37,986,722
PIK interest income:
Non-controlled, non-affiliated investments	1,568,546	376,854	3,597,013	626,012
Non-controlled, affiliated investments	—	114,909	31,794	347,377
PIK dividend income:
Non-controlled, non-affiliated investments	91,823	81,188	267,205	235,799
Other income:
Non-controlled, non-affiliated investments	273,219	718,634	788,780	1,280,725
Total investment income	21,340,428	16,025,393	60,045,854	40,476,635
Operating expenses
Interest and other debt expenses	5,682,588	3,337,735	15,883,269	8,927,377
Management fees	2,278,742	2,118,115	6,631,122	6,125,146
Incentive fees on income	2,070,446	1,621,402	5,832,531	1,709,758
Incentive fees on capital gains(1)	261,077	—	261,077	(1,544,569)
Professional fees	529,477	214,022	972,638	724,368
Administrative expenses	225,478	345,707	806,566	1,010,476
Director fees	208,125	149,375	657,125	455,625
Insurance expense	144,452	187,022	468,155	582,894
Investment advisor expenses	17,093	25,819	51,280	77,457
Other operating expenses	405,266	363,161	1,192,695	1,129,757
Total expenses	11,822,744	8,362,358	32,756,458	19,198,289

Net investment income(1)	9,517,684	7,663,035	27,289,396	21,278,346
Realized and unrealized gain (loss) on investments and Interest Rate Swap
Net realized gain (loss):
Non-controlled, non-affiliated investments	204,267	370,660	242,069	1,196,573
Non-controlled, affiliated investments	—	—	(441,906)	—
Net realized gain (loss)	204,267	370,660	(199,837)	1,196,573
Net change in unrealized appreciation (depreciation):
Non-controlled, non-affiliated investments	1,248,945	(1,281,032)	(5,109,339)	(13,693,406)
Non-controlled, affiliated investments	—	102,585	(864,398)	332,256
Controlled investments	52,000	(232,073)	325,916	690,314
Interest Rate Swap	(196,560)	(1,015,964)	(594,314)	(1,214,658)
Net change in unrealized appreciation (depreciation)	1,104,385	(2,426,484)	(6,242,135)	(13,885,494)
Net realized and unrealized gain (loss)	1,308,652	(2,055,824)	(6,441,972)	(12,688,921)
Net increase (decrease) in net assets resulting from operations	$10,826,336	$5,607,211	$20,847,424	$8,589,425
Net investment income per share—basic(1)	$0.13	$0.10	$0.38	$0.29
Earnings (loss) per share—basic(1)	$0.15	$0.08	$0.29	$0.12
Weighted average shares outstanding—basic	72,571,907	73,170,323	72,571,907	73,551,057
Net investment income per share—diluted(1)(2)	$0.13	$0.10	$0.38	$0.29
Earnings (loss) per share—diluted(1)(2)	$0.15	$0.08	$0.29	$0.12
Weighted average shares outstanding—diluted	72,571,907	73,170,323	72,571,907	83,884,141
_______________________________________________
(1)
Net investment income and per share amounts displayed above are net of the accrual (reversal) for incentive fees on capital gains which is reflected on a hypothetical liquidation basis in accordance with GAAP for the three and nine month periods ended September 30, 2023 and for the nine month period ended September 30, 2022. Refer to Supplemental Information section below for further details and as adjusted figures that reflect that there were no incentive fees on capital gains realized and payable to the Advisor during such periods.

(2)	For the nine month period ended September 30, 2022, the impact of the hypothetical conversion of the 2022 Convertible Notes was antidilutive.

Supplemental Information

The Company reports its financial results on a generally accepted accounting principles (“GAAP”) basis; however, management believes that evaluating the Company’s ongoing operating results may be enhanced if investors have additional non-GAAP basis financial measures. Management reviews non-GAAP financial measures to assess ongoing operations and, for the reasons described below, considers them to be effective indicators, for both management and investors, of the Company’s financial performance over time. The Company’s management does not advocate that investors consider such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

The Company records its liability for incentive fees based on capital gains (if any) by performing a hypothetical liquidation basis calculation at the end of each reporting period, as required by GAAP, which assumes that all unrealized capital appreciation and depreciation is realized as of the reporting date. It should be noted that incentive fees based on capital gains (if any) are not due and payable until the end of the annual measurement period, or every June 30. The incremental incentive fees disclosed for a given period are not necessarily indicative of actual full year results. Changes in the economic environment, financial markets, geopolitical conditions and other parameters could cause actual results to differ from estimates and such differences could be material. There can be no assurance that unrealized capital appreciation and depreciation will be realized in the future, or that any accrued capital gains incentive fee will become payable. Incentive fee amounts on capital gains actually paid by the Company will specifically exclude consideration of unrealized capital appreciation, consistent with requirements under the Investment Advisers Act of 1940 and the Company’s investment management agreement. For a more detailed description of the Company’s incentive fees, please refer to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, on file with the SEC.

Computations for the periods below are derived from the Company’s financial statements as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
GAAP Basis:
Net Investment Income	$9,517,684	$7,663,035	$27,289,396	$21,278,346
Net Investment Income per share	0.13	0.10	0.38	0.29
Addback: GAAP incentive fee (reversal) based on capital gains	261,077	—	261,077	(1,544,569)
Addback: GAAP incentive fee based on Income	2,070,446	1,621,402	5,832,531	1,709,758
Pre-Incentive Fee[1]:
Net Investment Income	$11,849,207	$9,284,437	$33,383,004	$21,443,535
Net Investment Income per share	0.16	0.13	0.46	0.29
Less: Incremental incentive fee based on Income	(2,070,446)	(1,621,402)	(5,832,531)	(1,709,758)
As Adjusted[2]:
Net Investment Income	$9,778,761	$7,663,035	$27,550,473	$19,733,777
Net Investment Income per share	0.13	0.10	0.38	0.27
_______________________________________________
1.	Pre-Incentive Fee: Amounts are adjusted to remove all incentive fees (if any).
2.
As Adjusted: Amounts are adjusted to remove the GAAP accrual (reversal) for incentive fee based on capital gains (if any), and to include only the incremental incentive fee based on income (if any). Adjusted amounts reflect the fact that no incentive fee on capital gains was realized and payable to the Advisor during the three and nine month periods ended September 30, 2023 and 2022, respectively. Under the current investment management agreement, incentive fee based on income is calculated for each calendar quarter and may be paid on a quarterly basis if certain thresholds are met.

Forward-looking statements

This press release, and other statements that BlackRock Capital Investment Corporation may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock Capital Investment Corporation’s future financial or business performance, strategies or expectations.  Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock Capital Investment Corporation cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which may change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock Capital Investment Corporation assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

In addition to factors previously disclosed in BlackRock Capital Investment Corporation’s SEC reports and those identified elsewhere in this press release, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: (1) our future operating results; (2) our business prospects and the prospects of our portfolio companies; (3) the impact of investments that we expect to make; (4) our contractual arrangements and relationships with third parties; (5) the dependence of our future success on the general economy and its impact on the industries in which we invest; (6) the financial condition of and ability of our current and prospective portfolio companies to achieve their objectives; (7) our expected financings and investments; (8) the adequacy of our cash resources and working capital, including our ability to obtain continued financing on favorable terms; (9) the timing of cash flows, if any, from the operations of our portfolio companies; (10) the impact of increased competition; (11) the ability of our investment advisor to locate suitable investments for us and to monitor and administer our investments; (12) potential conflicts of interest in the allocation of opportunities between us and other investment funds managed by our investment advisor or its affiliates; (13) the ability of our investment advisor to attract and retain highly talented professionals; (14) changes in law and policy accompanying the new administration and uncertainty pending any such changes; (15) increased geopolitical unrest, terrorist attacks or acts of war, which may adversely affect the general economy, domestic and local financial and capital markets, or the specific industries of our portfolio companies; (16) changes and volatility in political, economic or industry conditions, the interest rate environment, inflation, credit risk, foreign exchange rates or financial and capital markets; (17) the unfavorable resolution of legal proceedings; and (18) the impact of changes to tax legislation and, generally, our tax position.

Certain additional factors related to the Merger could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (1) the timing or likelihood of the Merger closing; (2) the expected synergies and savings associated with the Merger; (3) the ability to realize the anticipated benefits of the Merger, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Merger; (4) the percentage of our and TCPC stockholders voting in favor of the proposals submitted for their approval; (5) the possibility that competing offers or acquisition proposals will be made; (6) the possibility that any or all of the various conditions to the consummation of the Merger may not be satisfied or waived; (7) risks related to diverting management’s attention from ongoing business operations; (8) the risk that stockholder litigation in connection with the Merger may result in significant costs of defense and liability; (9) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (10) risks associated with possible disruption in the operations of BCIC and TCPC or the economy generally due to terrorism, war or other geopolitical conflict (including the current conflict between Russia and Ukraine), natural disasters or public health crises and epidemics; (11) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (12) conditions in our and TCPC’s operating areas, particularly with respect to business development companies or regulated investment companies; and (13) other considerations that may be disclosed from time to time in our and TCPC’s publicly disseminated documents and filings.

BlackRock Capital Investment Corporation’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on March 1, 2023, and the Company’s Form 8-K related to the Merger Agreement, filed with the SEC on September 6, 2023, identify additional factors that can affect forward-looking statements.

No Offer or Solicitation

This press release is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and this press release is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in BCIC, TCPC or in any fund or other investment vehicle managed by BlackRock or any of its affiliates.

Additional Information and Where to Find It

This press release includes material related to the Merger, along with related proposals for which stockholder approval is being sought (collectively, the “Proposals”).  In connection with the Merger, each of BCIC and TCPC have filed with the SEC a registration statement on Form N-14 (the “Registration Statement”), which includes a joint proxy statement of BCIC and TCPC and prospectus of TCPC (the “Joint Proxy Statement”). The Joint Proxy Statement and Registration Statement contain important information about BCIC, TCPC, the Merger and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF BCIC AND TCPC ARE URGED TO READ THE JOINT PROXY STATEMENT AND REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCIC, TCPC, THE MERGER AND RELATED MATTERS.

Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and, for documents filed by BCIC, from BCIC’s website at http://www.blackrockbkcc.com, and, for documents filed by TCPC, from TCPC’s website at http://www.tcpcapital.com.

Participants in the Solicitation

BCIC and TCPC and their respective directors, certain of their respective executive officers and certain other members of management and employees and officers of BlackRock Capital Investment Advisors, LLC and Tennenbaum Capital Partners, LLC, as applicable, and their respective affiliates may be deemed to be participants in the solicitation of proxies from the stockholders of BCIC and TCPC in connection with the Proposals and the Merger. Information about the directors and executive officers of BCIC and TCPC is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the BCIC and TCPC stockholders in connection with the Merger is contained in the Joint Proxy Statement and other relevant materials filed with the SEC. These documents may be obtained free of charge from the sources indicated above.